Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Philippa Bond
Member of the Firm
d 310.284.5607
f 310.557.2193
pbond@proskauer.com
www.proskauer.com

September 21, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:          Ms. Mara L. Ransom

Re:                       99¢ Only Stores

Registration Statement on Form S-4

Initially filed July 9, 2012

Amendment No. 1 filed on August 29, 2012

Amendment No. 2 filed on September 21, 2012
File No. 333-182582

Dear Ms. Ransom:

On behalf of 99¢ Only Stores (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2012 relating to the above-referenced registration statement (the “Registration Statement”) of the Company filed with the Commission on Form S-4 (File No. 333-182582) on July 9, 2012 and amended on August 29, 2012 (the Registration Statement, as amended, “Amendment No. 1”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from Amendment No. 1 filed with the Commission on August 29, 2012.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

September 21, 2012

1.                                    We note your response to comment 2 and the supplemental materials provided. Please revise the following statements to make clear that this is your belief based on your experience in the industry:

•                “…we are a leading operator of extreme value retail stores in the southwestern United States…,” pages 1 and 76;

•                “…the highest [net sales per store and square foot] among U.S. publicly reporting dollar store chains,” page 1 and 76; and

•                “…[we] have the most productive stores among leading U.S. publicly reporting dollar store chains when ranked by sales per store and average sales per square foot,” page 77.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 76 and 77 to make clear that the assertion is the Company’s belief based on its industry experience.

2.                                    We read your response to comment 30. Please tell us in further detail how you measured the deferred taxes related to the book versus tax basis difference of the indefinite-lived intangible assets. ASC 740-10-30-8 states that an entity should measure deferred taxes related to an indefinite-lived asset by “using the enacted tax rate(s) expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized.” If the intangible asset is presumed to be recovered through a future sale, then we assume a capital gain tax rate would be used to measure the deferred tax liability.

Response to Comment 2:

For tax purposes, the merger transaction was a nontaxable transaction, resulting in a carryover tax basis whereas for accounting purposes the net assets were recorded at fair value in accordance with ASC 805.  Deferred tax assets and liabilities were measured and recorded by measuring the carryover tax basis of the Company’s assets and liabilities against the respective fair values recorded for accounting purposes and applying the applicable tax rate in accordance with ASC 740-10-25-20 and ASC 740-10-30-8.

U.S. Securities and Exchange Commission

September 21, 2012

ASC 740-10-30-9 states that under tax law with a graduated rate structure, if taxable income exceeds a certain amount, all taxable income is taxed, in substance, at a single flat rate.  That tax rate shall be used for measurement of a deferred tax liability or asset by entities for which graduated tax rates are not a significant factor.

The Company expects future taxable income to be at a level whereby the Company will be subject to tax at the top federal and state rate.  Accordingly, the Company has measured deferred taxes on indefinite-lived intangible assets at the top marginal federal and state rate.  The Company also respectively notes to the Staff that the current federal and state corporate capital gains tax rates are the same as the regular tax rates.

3.                                    Please file the April 4, 2012 amendments to your First Lien Term Facility and ABL Facility. Please see Item 601(b)(10) of Regulation S-K.

Response to Comment 3:

The Company has filed the April 4, 2012 amendments to its ABL Facility and First Lien Term Facility as Exhibits 10.38 and 10.39, respectively, in response to the Staff’s comment.

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or the Amendment No. 2.  Thank you for your assistance.

Sincerely,

/s/ Philippa Bond

Philippa Bond, Esq.

cc: Eric Schiffer
Proskauer Rose LLP